Exhibit 99.1

Immuron Limited

Appendix 4E

30 June 2023

Immuron Limited

Appendix 4E

Preliminary Final Report

Year ended 30 June 2023

Name of entity: ABN: Year ended: Previous period:	Immuron Limited 80 063 114 045 30 June 2023 30 June 2022

Results for announcement to the market
				$
Revenue from ordinary activities	Up	135.8%	to	1,804,705
Loss from ordinary activities after tax attributable to members	Up	32.7%	to	(3,786,507)
Net loss for the period attributable to members	Up	32.7%	to	(3,786,507)

Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

Explanation of results

The reported after tax loss of the current financial year of $3,786,507 (2022: $2,854,254) is after fully expensing the company’s research and development expenditure of $2,592,145 incurred during the year (2022: $657,715). Of which, $2,158,936 (2022: $369,045) was funded by the R&D grant from Medical Technology Enterprise Consortium (MTEC). Research and development expenses increased by $1,934,430 from the financial year 2022 to 2023. The increase in the research and development expenditure reflects the recommencement of research and development activities following a short-term delay during the Covid-19 pandemic.

The revenue from contracts with customers for the year was $1,804,705, which is an increase of 135.8% from the prior financial year (2022: $765,193), primarily due to the sales recovery in the Australian, U.S. and North American markets for Travelan®. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

As at 30 June 2023 the company’s cash position was $17,159,764 (30 June 2022: $22,110,278). The company had trade and other receivables of $417,420 (30 June 2022: $662,896). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program mentioned above.

The preliminary financial report follows, with the further details to be included in the audited financial statements to be released by 29 September 2023.

Immuron Limited

Appendix 4E

30 June 2023

(continued)

Net tangible assets per security

	2023 Cents	2022 Cents
Net tangible asset backing (per security)	8.53	10.08

Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2023.

Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A

b.	Details of any dividend or distribution reinvestment plans:	N/A

c.	Details of associates and joint venture entities:

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group
		30 June 2023
		%

Ateria Health Limited	United Kingdom	17.5

On 25 November 2022, Immuron has been allotted 800,767 shares in Ateria Health Limited (Ateria), representing 17.5% of the issued share capital of Ateria post the group’s upfront cash investment, following satisfaction of conditions precedent for the transaction, including completion of Immuron confirmatory due diligence and Ateria shareholder approval. As at 30 June 2023, Immuron has a 17.5% interest and one board seat in Ateria. Immuron is deemed to have significant influence over Ateria. For further information, please refer to the interim financial report for the half-year 31 December 2022.

d.	Other information	N/A

Audit

The financial statements are currently in the process of being audited. The audited financial statements along with the independent auditor report for the year end 30 June 2023 will be provided in the due course.

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2023

	Notes	2023 $	2022 $
Revenue from contracts with customers	1	1,804,705	765,193
Cost of goods sold		(495,558)	(241,691)
Gross profit		1,309,147	523,502

Other income	2(a)	2,591,498	957,725
Fair value gains/(losses) to financial assets		(523,666)	-
Net foreign exchange gains/(losses)		363,724	247,558
Movement in inventory provision	2(b)	430,932	-

General and administrative expenses	2(c)	(4,220,905)	(3,524,388)
Research and development expenses	2(c)	(2,592,145)	(657,715)
Selling and marketing expenses	2(c)	(927,423)	(416,537)
Operating loss		(3,568,838)	(2,869,855)

Finance income		116,323	21,785
Finance expenses		(9,652)	(6,184)
Finance costs - net		106,671	15,601

Share of profit/(loss) from associates		(324,340)	-
Loss before income tax		(3,786,507)	(2,854,254)

Income tax expense		-	-
Loss for the year		(3,786,507)	(2,854,254)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	4(b)	(1,012)	6,708
Total comprehensive loss for the year		(3,787,519)	(2,847,546)

	Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	(1.66)	(1.25)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	1

Immuron Limited

Consolidated balance sheet

As at 30 June 2023

	Notes	2023 $	2022 $
ASSETS
Current assets
Cash and cash equivalents	3(a)	17,159,764	22,110,278
Trade and other receivables	3(b)	417,420	662,896
Inventories		839,968	326,578
Financial assets	3(c)	1,834,034	-
Other current assets		158,151	572,400
Total current assets		20,409,337	23,672,152

Investments accounted for using the equity method		159,066	-
Property, plant and equipment		200,133	226,736
Inventories		1,219,646	956,936
Total non-current assets		1,578,845	1,183,672

Total assets		21,988,182	24,855,824

LIABILITIES
Current liabilities
Trade and other payables		1,192,769	1,160,893
Provision for sales returns		-	95,931
Employee benefit obligations		289,408	211,776
Other current liabilities		38,767	34,376
Deferred income	3(d)	698,195	-
Total current liabilities		2,219,139	1,502,976

Non-current liabilities
Employee benefit obligations		1,882	36
Other non-current liabilities		150,325	175,411
Total non-current liabilities		152,207	175,447

Total liabilities		2,371,346	1,678,423

Net assets		19,616,836	23,177,401

EQUITY
Share capital	4(a)	88,436,263	88,436,263
Other reserves	4(b)	3,235,969	3,166,419
Accumulated losses		(72,055,396)	(68,425,281)
Total equity		19,616,836	23,177,401

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	2

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2023

		Attributable to owners of Immuron Limited
	Notes	Share capital $	Other reserves $	Accumulated losses $	Total equity $

Balance at 1 July 2022		88,436,263	3,166,419	(68,425,281)	23,177,401
Loss for the year		-	-	(3,786,507)	(3,786,507)
Other comprehensive income		-	(1,012)	-	(1,012)
Total comprehensive loss for the year		-	(1,012)	(3,786,507)	(3,787,519)

Transactions with owners in their capacity as owners:
Options and warrants issued/expensed	4(b)	-	104,753	-	104,753
Options and warrants lapsed/expired	4(b)	-	(156,392)	156,392	-
Performance rights issued/expensed	4(b)	-	122,201	-	122,201
		-	70,562	156,392	226,954
Balance at 30 June 2023		88,436,263	3,235,969	(72,055,396)	19,616,836

		Attributable to owners of Immuron Limited
	Notes	Share capital $	Other reserves $	Accumulated losses $	Total equity $

Balance at 1 July 2021		88,361,303	3,466,642	(65,932,888)	25,895,057
Loss for the year		-	-	(2,854,254)	(2,854,254)
Other comprehensive income		-	6,708	-	6,708
Total comprehensive income/(loss) for the year		-	6,708	(2,854,254)	(2,847,546)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	4(a)	74,960	-	-	74,960
Options and warrants issued/expensed		-	54,930	-	54,930
Options and warrants lapsed/expired		-	(361,861)	361,861	-
		74,960	(306,931)	361,861	129,890
Balance at 30 June 2022		88,436,263	3,166,419	(68,425,281)	23,177,401

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	3

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2023

	Notes	2023 $	2022 $
Cash flows from operating activities
Receipts from customers		1,912,689	696,603
Payments to suppliers and employees		(7,842,052)	(4,629,139)
Australian R&D tax incentive refund		251,986	306,154
Government grants and other grants received		3,082,182	478,589
Net cash (outflow) from operating activities		(2,595,195)	(3,147,793)

Cash flows from investing activities
Payments for property, plant and equipment		(7,739)	(10,048)
Payment for acquisition of associate		(2,729,863)	-
Interest received		116,323	21,785
Net cash (outflow) inflow from investing activities		(2,621,279)	11,737

Cash flows from financing activities
Principal elements of lease payments		(35,015)	(36,264)
Interest and other costs of finance paid		(9,652)	(6,184)
Net cash (outflow) from financing activities		(44,667)	(42,448)

Net (decrease) in cash and cash equivalents		(5,261,141)	(3,178,504)
Cash and cash equivalents at the beginning of the financial year		22,110,278	25,047,281
Effects of exchange rate changes on cash and cash equivalents		310,627	241,501
Cash and cash equivalents at end of year	3(a)	17,159,764	22,110,278

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	4

Immuron Limited
Notes to the financial statements
30 June 2023

1	Revenue from contract with customers

(a)	Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Australia	Travelan United States	Canada	Protectyn Australia	Total
2023	$	$	$	$	$
Hyperimmune products revenue	1,100,725	642,819	1,201	59,960	1,804,705
Revenue from external customers	1,100,725	642,819	1,201	59,960	1,804,705

	Australia	Travelan United States	Canada	Protectyn Australia	Total
2022	$	$	$	$	$
Hyperimmune products revenue	143,378	501,228	63,172	57,415	765,193
Revenue from external customers	143,378	501,228	63,172	57,415	765,193

2	Other income and expense items

(a)	Other income

	2023 $	2022 $
Australian R&D tax incentive refund	392,877	257,500
MTEC R&D grant	2,158,936	369,045
HJF R&D grant	-	306,595
Other income	11,685	24,585
EMDG grant	28,000	-
	2,591,498	957,725

(i)	Fair value of R&D tax incentive

The group's research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2023, the group has included an item in other income of $398,391 offset by an overestimation from the prior period of $5,514 (2022: $257,500) to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

(b)	Movement in inventory provision

The gains of $430,932 from the movement in inventory provision during the period reflect the write back resulting from the change in accounting estimate driven from the sales recovery in the Australian, U.S. and North American markets for Travelan as compared to the prior period.

Immuron Limited	5

Immuron Limited
Notes to the financial statements
30 June 2023
(continued)

2	Other income and expense items (continued)

(c)	Breakdown of expenses by nature

	2023 $	2022 $
General and administrative expenses
Accounting and audit	657,970	499,331
Bad debts	2,376	-
Consulting	23,241	226,710
Depreciation	48,662	42,606
Employee benefits	1,874,963	1,212,721
Expected credit losses	19,111	8,809
Insurance	434,699	401,121
Investor relations	194,754	38,567
Legal	233,243	520,698
Listing and share registry	152,954	164,949
Share-based payment expenses - options	104,753	94,891
Share-based payment expenses - performance rights	122,201	-
Superannuation	141,539	62,647
Travel and entertainment	105,535	9,459
Other	104,904	241,879
	4,220,905	3,524,388

Research and development expenses
Consulting	111,530	230,684
Project research and development	2,480,615	427,031
	2,592,145	657,715
Selling and marketing expenses
Selling	192,878	57,854
Marketing	474,926	113,472
Distribution costs	259,619	245,211
	927,423	416,537

3	Financial assets and financial liabilities

(a)	Cash and cash equivalents

	2023 $	2022 $
Current assets
Cash at bank and in hand	17,159,764	22,110,278

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

Immuron Limited	6

Immuron Limited

Notes to the financial statements

30 June 2023

(continued)

3	Financial assets and financial liabilities (continued)

(b)	Trade and other receivables

		2023			2022
	Notes	Current $	Non- current $	Total $	Current $	Non- current $	Total $
Trade receivables		46,949	-	46,949	217,154	-	217,154
Loss allowance		(27,920)	-	(27,920)	(8,809)	-	(8,809)
		19,029	-	19,029	208,345	-	208,345
Accrued income - Australian R&D tax incentive refund		398,391	-	398,391	257,500	-	257,500
Other income receivables - R&D grants		-	-	-	197,051	-	197,051
		398,391	-	398,391	454,551	-	454,551
Total trade and other receivables		417,420	-	417,420	662,896	-	662,896

(i)	Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

(ii)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(c)	Financial assets

The group classifies the following as financial assets recognised at fair value through profit or loss (FVPL) as part of Immuron's strategic investment in Ateria:

●	Immuron is entitled to 735,000 share options with a total exercise price of £1,470,000, expiring on 31 July 2023; and

●	Immuron may receive up to 457,577 shares in Ateria based on performance targets which is deemed highly probable as at 30 June 2023.

Immuron Limited	7

Immuron Limited

Notes to the financial statements

30 June 2023

(continued)

3	Financial assets and financial liabilities (continued)

(c)	Financial assets (continued)

Financial assets mandatorily measured at FVPL include the following:

	2023	2022
	$	$
Current assets
Share options	221,620	-
Contingent shares	1,612,414	-
	1,834,034	-

(d)	Deferred income

	2023	2022
	$	$
Current liabilities
Other deferred income	698,195	-

For the year ended 30 June 2023, the group has received $2,857,131 R&D grant from Medical Technology Enterprise Consortium (MTEC) in cash. However, the group has recognised $2,158,936 R&D grant from MTEC as other income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate. The remaining balance of $698,195 of cash received from MTEC was recognised as other deferred income as at 30 June 2023 (30 June 2022: nil).

4	Equity

(a)	Share capital

	Notes	2023 Shares	2022 Shares	2023 $	2022 $
Ordinary shares Fully paid	4(a)(i)	227,798,346	227,798,346	88,436,263	88,436,263
		227,798,346	227,798,346	88,436,263	88,436,263

(i)	Movements in ordinary shares:

Details	Number of shares	Total $
Balance at 1 July 2021	227,246,596	88,361,303
Issue at $0.12 under ESOP Plan (2021-11-05)	333,000	39,960
Issue at $0.16 in lieu of payment for services (2021-12-17)	218,750	35,000
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2022	227,798,346	88,436,263
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2023	227,798,346	88,436,263

Immuron Limited	8

Immuron Limited

Notes to the financial statements

30 June 2023

(continued)

4	Equity (continued)

(a)	Share capital (continued)

(ii)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

(b)	Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments $	Foreign currency translation $	Total other reserves $
At 1 July 2021		3,360,128	106,514	3,466,642
Currency translation differences		-	6,708	6,708
Other comprehensive income		-	6,708	6,708
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	4(b)(ii)	54,930	-	54,930
Options and warrants lapsed/expired	4(b)(ii)	(361,861)	-	(361,861)
At 30 June 2022		3,053,197	113,222	3,166,419

			Foreign
		Share-based	currency	Total other
	Notes	payments $	translation $	reserves $
At 1 July 2022		3,053,197	113,222	3,166,419
Currency translation differences		-	(1,012)	(1,012)
Other comprehensive income		-	(1,012)	(1,012)
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	4(b)(ii)	104,753	-	104,753
Options and warrants lapsed/expired	4(b)(ii)	(156,392)	-	(156,392)
Performance rights issued/expensed	4(b)(ii)	122,201	-	122,201
At 30 June 2023		3,123,759	112,210	3,235,969

(i)	Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and and eligible contractors.

Immuron Limited	9

Immuron Limited

Notes to the financial statements

30 June 2023

(continued)

4	Equity (continued)

(b)	Other reserves (continued)

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii)	Movements in options, warrants and performance rights:

Details	Number of options or performance rights	Total $
Balance at 1 July 2021	45,309,478	3,360,128
Lapse of unexercised options at $0.50 (2021-07-01)	(1,200,000)	(188,400)
Issue of ESOP unlisted options at $0.25 (2021-11-05)	500,000	18,624
Lapse of unexercised options at $1.94 (2021-11-30)	(14,493)	(28,813)
Lapse of unexercised options at $1.94 (2022-06-14)	(24,721,108)	(144,648)
Unlisted options granted in previous year at $0.12	-	36,306
Balance at 30 June 2022	19,873,877	3,053,197
Share-based payment expenses - options	1,430,000	104,753
Lapse of unexercised options	(8,424,157)	(156,392)
Share-based payment expenses - performance rights*	-	122,201
Balance at 30 June 2023	12,879,720	3,123,759

*	1,688,839 performance rights were subsequently issued on 12 July 2023.

5	Events occurring after the reporting period

On 30 June 2023, the company announced the transition of Mr. Paul Brennan from Non-Executive Director to Chairman, effective 1 July 2023. Dr. Roger Aston will continue on the Board, transitioning from Chairman to Non-Executive Director.

Immuron elected to not exercise its option to acquire 735,000 Ateria shares prior to the option expiry date of 31 July 2023.

On 9 August 2023, the Therapeutic Goods Administration (TGA) has given GMP Clearance for Immuron’s packaging supplier allowing Travelan® to be released for sale in Australia to retail pharmacy wholesalers and other customers.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Immuron Limited	10

immuron

Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 3 8892 4802
FAX: +61 3 9899 8533